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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDWESTERN SECURITIES TRADING COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 EVERETT STREET, P.O. BOX 252B
(No. and Street)

EAST PEORIA	IL	61611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NATHAN WHITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDWESTERN SECURITIES TRADING COMPANY, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANGELA J JOHNSON
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 27, 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWESTERN SECURITIES TRADING COMPANY, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

MIDWESTERN SECURITIES TRADING COMPANY, LLC

TABLE OF CONTENTS


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Members of
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

We have audited the accompanying statements of financial condition of Midwestern Securities Trading Company, LLC (an Illinois limited liability company) as of December 31, 2015, and the related statement of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Midwestern Securities Trading Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedules I,II,III,IV has been subjected to audit procedures performed in conjunction with the audit of Midwestern Securities Trading Company LLC's financial statements. The supplemental information is the responsibility of Midwestern Securities Trading Company LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedules I,II,III,IV is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

		2015
ASSETS		
ASSETS		
Cash and cash equivalents	$	279,660
Marketable investments		76,072
Receivables from clearing organizations		89,867
Prepaid expenses		19,704
Property and equipment		71,277
TOTAL ASSETS		536,580
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Commissions payable		115,432
Accounts payable		4,426
Accrued expenses		(361)
TOTAL LIABILITIES		119,497
MEMBERS' EQUITY		417,083
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	536,580

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
REVENUES	
Securities commissions	$ 74,897
Listed stocks	250,426
Other commissions and fee income	4,796,710
Net unrealized gain on marketable investments	(3,460)
Interest	388
TOTAL REVENUE	5,118,961
EXPENSES	
Personnel expense	619,459
Commissions	3,388,315
Clearing charges	385,549
Other expenses	643,266
TOTAL EXPENSES	5,036,589
NET INCOME (LOSS)	82,372
MEMBERS' EQUITY AT BEGINNING OF YEAR	349,711
Distributions	(15,000)
MEMBERS' EQUITY AT END OF YEAR	$ 417,083

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 82,372
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Depreciation	10,950
Net unrealized gain on marketable investments	3,460
(Increase) decrease in operating assets	
Receivables from clearing organizations	53,034
Prepaid expenses	752
Increase (decrease) in operating liabilities	
Commissions payable	(84,829)
Accounts payable	3,351
Accrued expenses	(687)
Net cash provided by (used in) operating activities	68,403
CASH FLOWS FROM OPERATING ACTIVITIES	
Acquisitions of property and equipment	(42,835)
Purchase of marketable investments	(10,020)
Proceeds from sale of marketable investments	9,816
Net cash used in investing activities	(43,039)
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of members' equity	(15,000)
Net cash used in financing activities	(15,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,364
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	269,296
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 279,660

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker- dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

b. Cash and Cash Equivalents— The Company considers money market funds and deposits with clearing organization to be cash equivalents. Cash equivalent funds not covered by depository insurance amounted to $0 at December 31, 2015.

c. Commissions— Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

d. Marketable Investments— Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as increases and decreased in the statement of income and members' equity.

e. Receivables from Clearing Organizations— The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2015, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

f. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

g. Property and Equipment— Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation of $54,944 at December 31, 2015, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years. Depreciation expense amounted to $6,802 for the year ended December 31, 2015, respectively.

h. Income Taxes— The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2012.

i. Subsequent Events-- The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued.

NOTE 2: DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents, the Company has a deposit with a clearing organization of $50,000 at December 31, 2015.

NOTE 3: RELATED PARTY TRANSCTIONS

The Company is related to John Graham and Associates by common ownership. The Company rents office space from this related party. The lease is on a month-to-month basis. Rents in 2015 amounted to approximately $2,800 per month. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $34,608 for the year ended December 31, 2015.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had adjusted net capital of $314,203, which was $264,203 in excess of its required net capital of $50,000. The adjusted net capital of $314,203 $29,965 less than the net capital the Company reported in its Focus Report. The difference is a result of adjustments to Commissions Receivable and a revenue item that was posted twice.

NOTE 5: RETIREMENT PLAN

The Company has a SIMPLE IRA retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 3% of his or her compensation for the year. The Company's contribution expense for the years ended December 31, 2015, was $11,535.

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).

NOTE 6: FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015, from prior year.

Mutual funds: composed of bonds, debt/equity securities, and other similar instruments and valued daily based on a publicly-quoted price in an active market.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2015:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Investments				
Mutual Funds	$ 76,072	$ 76,072	$ -	$ -

MIDWESTERN SECURITIES TRADING COMPANY, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2015

SCHEDULES I, II, III, IV

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	***Audit Report***	***FOCUS Report***	***Difference***
Total ownership equity from Statement of Financial Condition	$ 417,083	$ 446,563	$ 29,480
less nonallowable assets from Statement of Financial Condition	(90,981)	(90,981)	-
Total ownership equity qualified for Net Capital	326,102	355,582	29,480
Haircuts on securities	(11,899)	(11,414)	485
Net Capital before haircuts on securities positions	314,203	344,168	29,965
SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1			
Aggregate indebtedness	119,497	119,497	-
Net Capital required based on aggregate indebtedness (6-2/3%)	7,970	7,970	-
COMPUTATION OF BASSIC NET CAPITAL REQUIREMENT			
Minimum dollar net capital requirement of reporting broker or deale	50,000	50,000	-
Excess net capital	264,203	294,168	29,965
COMPUTATION OF AGGREGATE INDEBTEDNESS			
(a) - 10% of total aggregate indebtedness	11,950	11,950	-
(b) - 120% of minimum net capital requirements	60,000	60,000	-
Net Capital less the greater of (a) or (b)	$ 254,203	$ 284,168	$ 29,965
Percentage of Aggregate Indebtedness to Net Capital	38.03%	34.72%	

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

Midwestern Securities Trading Company, LLC is exempt from the computation of deteremination of the reserve requirements under provisions of Rule 15C3-3 sub paragraph (k) (2) (ii)

SCHEDULE IV: MATERIAL INADEQUACIES UNDER RULE 17a-5(j)			
Material Inadequacy	None	None	None
Corrective Action Takesn or Proposed	NA	NA	NA

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2015, there were material differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report.

Adjustment of Commissions Receivable	$ 28,996
Adjustment to correct revenue posted twice	484
Total	$ 29,480


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In planning and performing our audit of the financial statements of Midwestern Securities Trading Company, LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Midwestern Securities Trading Company, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Midwestern Securities Trading Company, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Midwestern Securities Trading Company, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Midwestern Securities Trading Company, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Midwestern Securities Trading Company, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Midwestern Securities Trading Company, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Midwestern Securities Trading Company, LLC's practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Midwestern Securities Trading Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Midwestern Securities Trading Company, LLC's management is responsible for Midwestern Securities Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 noting no material differences;
- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016



Midwestern Securities Trading Company, LLC

235 Everett St. • P.O. Box 2528 • The Graham Building • East Peoria, IL 61611
Phone 309-699-6786 • 1-800-732-8601 • Fax 309-699-7498
E-Mail: info@midwesternsecurities.com

EXEMPTION STATEMENT

Date: February 26, 2016

RE: SEC Rule 15c3-3

To: SEC, FINRA, and other SROs

Midwestern Securities Trading Company, LLC (MSTC) [CRD# 101080 & SEC file 8-52074] is a $50,000.00 minimum net capital firm. MSTC is a noncarrying, nonclearing firm and claims its exemption pursuant to 15c3-3(k)(2)(ii). MSTC introduces accounts on a fully disclosed basis to National Financial Services, LLC (NFS) [CRD# 13041 & SEC file 8-26740]. MSTC has met the exemption provisions throughout the fiscal year ending December 31, 2015 and will continue to do so unless it amends its membership application with FINRA.

Nathan White, AIF

Chief Financial Officer, Chief Compliance Officer

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
MIDWESTERN SECURITIES TRADING COMPANY, LLC
EAST PEORIA, IL

We have examined ***MIDWESTERN SECURITIES TRADING COMPANY, LLC***'s statements, included in the accompanying Exemption Report, that (1) ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** 's internal control over compliance was effective during the most recent fiscal year ended ***DECEMBER 31, 2015***; (2) ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** 's internal control over compliance was effective as of ***DECEMBER 31, 2015***; 3) ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the date of this report; and (4) the information used to state that ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** 's books and records. ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** 's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** will be prevented or detected on a timely basis. Our responsibility is to express an opinion on ***MIDWESTERN SECURITIES TRADING COMPANY, LLC***'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether ***MIDWESTERN SECURITIES TRADING COMPANY, LLC***'s internal control over compliance was effective as of and during the most recent fiscal year ended ***DECEMBER 31, 2015***; ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of ***DECEMBER 31, 2015***; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of ***DECEMBER 31, 2015*** was as derived from ***MIDWESTERN SECURITIES TRADING COMPANY, LLC***'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating ***MIDWESTERN SECURITIES TRADING COMPANY, LLC***'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from ***MIDWESTERN SECURITIES TRADING COMPANY, LLC***'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, ***MIDWESTERN SECURITIES TRADING COMPANY, LLC*** 's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 26, 2016